Notice of Exempt Solicitation (DE)

Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of Registrant:  Deere & Company (DE)
Name of person relying on exemption: John Chevedden, Deere Shareholder since 2013

Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote for Proposal 6 – Written Consent
Tamra Erwin, Chair of the Deere Governance Committee, deserves an against vote

Deere fails to understand that Written Consent is structured only for issues that have overwhelming shareholder support.

Written consent is a shareholder right that requires the formal backing of a majority of all Deere shares outstanding. This majority support requirement in reality is much more than majority support because it is not economically possible to contact a significant percent of Deere shares to get their formal backing. Thus for an issue to still get majority support from all Deere shares outstanding under written consent it could need 70% to 80% support from the Deere shares that it is economically possible to reach.

Yet Deere incorrectly gives the impression that written consent gives too much influence to a minority. The only role for a minority with written consent is to initiate a proposal that has a chance of obtaining 70% to 80% Deere shareholder support. Unless there is 70% to 80% Deere shareholder support an issue fails.

It is all the more important to have written consent at Deere because Deere has disqualified all shares not owned for a full year from having any right to participate in calling for a special shareholder meeting.

This proposal is a significant shareholder rights proposal topic. For instance it won 51% support at CDW Corporation (CDW) in 2025. And CDW is just like Deere which also disqualified all shares not owned for a year from any right to participate in calling for a special shareholder meeting. Thus this proposal topic has the potential to receive a 51% vote at Deere as it did at CDW.

Yet Deere is apparently sore that its shareholders have any right to consider shareholder proposals. Deere published a 1000-word statement against all shareholder proposals in its 2026 proxy. This is overkill since Deere also published opposition statements after each shareholder proposal. Deere appears to imitative Exxon Mobil Corporation (XOM) in its overall opposition to shareholder proposals.

Deere is disingenuous because it now claims that its lame version of a shareholder right to call for a special shareholder meeting is a reason to vote against the written consent proposal. Yet Deere shareholders would not have even had a lame right to call for a special shareholder meeting were it not for the 2015 special shareholder meeting shareholder proposal submitted to Deere.

Apparently Deere is more opposed to shareholder proposals than it is interested in shareholder outreach. There is a 1000-word general statement against all shareholder proposals in the 2026 Deere proxy and only a 390-word section on Shareholder Outreach.

Tamra Erwin, Chair of the Deere Governance Committee, deserves an against vote because Ms. Erwin is ultimately responsible for Deere’s lame opposition to the written consent proposal and Deere’s apparent disdain for all shareholder proposals. Ms. Erwin is also a director at F5, Inc. and Xerox Holdings Corporation which have spring shareholder meetings.